-------------------                                                 ------------
CUSIP NO. 228227104                   13D                           PAGE 1 OF 18
-------------------                                                 ------------

                                                      --------------------------
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                                                      --------------------------
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2)(*)

                        CROWN CASTLE INTERNATIONAL CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    228227104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                           Bell Atlantic Mobile, Inc.
                           1095 Avenue of the Americas
                            New York, New York 10036

                                 with a copy to:

                              Marianne Drost, Esq.
                  Senior Vice President, Deputy General Counsel
                             and Corporate Secretary
                           Verizon Communications Inc.
                           1095 Avenue of the Americas
                            New York, New York 10036
                                  212-395-1783
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 25, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

---------------
         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------                                                 ------------
CUSIP NO. 228227104                   13D                           PAGE 2 OF 18
-------------------                                                 ------------

--------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Bell Atlantic Mobile, Inc.          22-3344794
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) [   ]
                                                                    (b) [   ]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(D) OR 2(E)                                               [ ]
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                     7   SOLE VOTING POWER

                         0 shares
                  --------------------------------------------------------------
                     8   SHARED VOTING POWER

NUMBER OF SHARES         10,697,783 shares
  BENEFICIALLY    --------------------------------------------------------------
 OWNED BY EACH       9   SOLE DISPOSITIVE POWER
REPORTING PERSON
     WITH                0 shares
                  --------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                         10,697,783 shares
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         10,697,783
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           [ ]
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         4.91%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

-------------------                                                 ------------
CUSIP NO. 228227104                   13D                           PAGE 3 OF 18
-------------------                                                 ------------

--------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Verizon Communications Inc. (f/k/a Bell Atlantic Corporation)
         23-2259884
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) [  ]
                                                                    (b) [  ]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(E)                                                [ ]
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                     7   SOLE VOTING POWER

                         0 shares
                  --------------------------------------------------------------
                     8   SHARED VOTING POWER

NUMBER OF SHARES         10,697,783 shares
  BENEFICIALLY    --------------------------------------------------------------
 OWNED BY EACH       9   SOLE DISPOSITIVE POWER
REPORTING PERSON
      WITH               0 shares
                  --------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                         10,697,783 shares
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         10,697,783 shares
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           [ ]
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         4.91%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

-------------------                                                 ------------
CUSIP NO. 228227104                   13D                           PAGE 4 OF 18
-------------------                                                 ------------

The following information supplements and amends the information contained in the Schedule 13D (the "Original 13D") filed by Cellco Partnership, a Delaware general partnership doing business as Verizon Wireless ("VW"), and Verizon Communications Inc. (f/k/a Bell Atlantic Corporation), a Delaware corporation ("Verizon"), as amended by Amendment No. 1 thereto, relating to the beneficial ownership of the common stock, $0.01 par value per share, of Crown Castle International Corp., a Delaware corporation (the "Corporation"). Unless otherwise stated herein, the Original 13D as amended by Amendment No. 1 thereto remains in full force and effect. Terms used herein and not defined herein shall have the meanings ascribed thereto in the Original 13D as amended by Amendment No.1 thereto.

ITEM 1.  SECURITY AND ISSUER.

         No changes.

ITEM 2.  IDENTITY AND BACKGROUND.

         No changes.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         No changes.

ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 is hereby amended by replacing the second paragraph of Item 4 with the following:

         On June 24, 2003, BAM Inc. and SPO Partners II, L.P., a Delaware limited partnership ("SPO Partners") entered into a Securities Purchase Agreement and related side letter pursuant to which SPO Partners agreed to purchase from BAM Inc. 4,900,000 of the Contributed Shares. Such sale was consummated on June 25, 2003. Pursuant to such Securities Purchase Agreement, SPO Partners has agreed that it will not sell or otherwise dispose of any or all of the shares of Common Stock of the Corporation purchased thereunder prior to either (i) the date that BAM Inc. sells all of the shares of Common Stock of the Corporation owned by it and included in a registration statement to be filed by the Corporation with the Securities and Exchange Commission in the future, or
(ii) December 1, 2003, whichever is earlier.

         Except as provided in this Item 4, neither BAM Inc. nor Verizon, and to the best knowledge of each of them, none of the persons named in Schedules I and II, currently has any plan or proposal which relate to, or might result in, any of the events described in paragraphs (a) through (j), inclusive, of Item 4 of
Schedule 13D. Pursuant to the Registration Rights Letter, BAM Inc. has requested that the Corporation file a registration statement on Form S-3 to register for sale all of the Contributed Shares, including 4,900,000 of the Contributed Shares that were sold to SPO Partners. Further, BAM Inc. and Verizon intend, from time to time, to consider, engage in discussions regarding or consummate, in one, or a series of, public or private sales transactions, the sale or other disposition of all or a portion of the Contributed Shares then owned by BAM Inc.

-------------------                                                 ------------
CUSIP NO. 228227104                   13D                           PAGE 5 OF 18
-------------------                                                 ------------

ITEM 5.  INTERESTS IN SECURITIES OF THE ISSUER.

The disclosure previously contained in Item 5 is replaced with the following:

         BAM Inc. is the beneficial owner of 10,697,783 shares of Common Stock of the Corporation. BAM Inc. has, together with Verizon, shared voting power with respect to 10,697,783 shares of Common Stock, which constitutes approximately 4.91% of the Common Stock of the Corporation outstanding on May 2, 2003 (based on the number of shares outstanding as contained in the Corporation's most recently filed Form 10-Q), and shared dispositive power with respect to 10,697,783 shares of Common Stock. None of the persons listed in Schedules I and II has voting or dispositive power with respect to any shares of Common Stock of the Corporation.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The following is added to the end of Item 6:

         The discussion of the Securities Purchase Agreement and related side letter is incorporated into this Item 6 from the penultimate paragraph of Item 4.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

The following is added to the end of Item 7:

Exhibit 6. Securities Purchase Agreement dated as of June 24, 2003 by and between BAM, Inc. and SPO Partners

Exhibit 7. Side Letter dated June 24, 2003 with respect to the Securities Purchase Agreement included as Exhibit 6 above

-------------------                                                 ------------
CUSIP NO. 228227104                   13D                           PAGE 6 OF 18
-------------------                                                 ------------

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       BELL ATLANTIC MOBILE, INC.

Date: June 25, 2003                    By: /s/Stephen B. Heimann
                                          ------------------------------------
                                           Name:  Stephen B. Heimann
                                           Title: Vice President and Assistant
                                           Secretary

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       VERIZON COMMUNICATIONS INC.

Date: June 25, 2003                    By:  /s/Marianne Drost
                                           -------------------------------------
                                            Name:  Marianne Drost
                                            Title: Senior Vice President, Deputy
                                            General Counsel and Corporate
                                            Secretary

-------------------                                                 ------------
CUSIP NO. 228227104                   13D                           PAGE 7 OF 18
-------------------                                                 ------------

                                   Schedule I

                           Bell Atlantic Mobile, Inc.

                        Executive Officers and Directors

     Name and Address                      Position and Principal Occupation
     ----------------                      ---------------------------------
Lawrence T. Babbio, Jr.           Director and Chairman, President and Chief Executive
Verizon Communications Inc.       Officer of Bell Atlantic Mobile, Inc.
1095 Avenue of the Americas       Vice Chairman and President of Verizon Communications
New York, New York 10036          Inc.

Janet M. Garrity                  Assistant Treasurer of Bell Atlantic Mobile, Inc.
Verizon Communications Inc.
1095 Avenue of the Americas
New York, New York 10036

Stephen B. Heimann                Director and Vice President and Assistant Secretary of
Verizon Communications Inc.       Bell Atlantic Mobile, Inc.
1095 Avenue of the Americas
New York, New York 10036

Paul N. Kelly                     Vice President - Taxes of Bell Atlantic Mobile, Inc.
Verizon Communications Inc.
1095 Avenue of the Americas
New York, New York 10036

Dermott O. Murphy                 Director and Vice President and Chief Financial Officer of
Verizon Communications Inc.       Bell Atlantic Mobile, Inc.
1095 Avenue of the Americas
New York, New York 10036

Gary C. Ridge                     Vice President, Secretary and Treasurer of Bell Atlantic
Verizon Communications Inc.       Mobile, Inc.
1095 Avenue of the Americas
New York, New York 10036

* All of the above listed directors and officers are citizens of the United States.

-------------------                                                 ------------
CUSIP NO. 228227104                   13D                           PAGE 8 OF 18
-------------------                                                 ------------

                                   Schedule II

                           Verizon Communications Inc.

                        Executive Officers and Directors

     Name and Address                     Position and Principal Occupation
     ----------------                     ---------------------------------
James R. Barker                   Director of Verizon Communications Inc.
Verizon Communications Inc.       Chairman of Interlake Steamship Co. and Vice Chairman of
1095 Avenue of the Americas       Mormac Marine Group, Inc. and Moran Towing Corporation
New York, New York 10036

Richard L. Carrion                Director of Verizon Communications Inc.
Verizon Communications Inc.       Chairman, President and Chief Executive Officer of
1095 Avenue of the Americas       Banco Popular de Puerto Rico and Popular, Inc.
New York, New York 10036

Charles R. Lee                    Chairman of the Board of Verizon Communications Inc.
Verizon Communications Inc.
1095 Avenue of the Americas
New York, New York 10036

Sandra O. Moose                   Director of Verizon Communications Inc.
Verizon Communications Inc.       Senior Vice President and Director of The Boston
1095 Avenue of the Americas       Consulting Group, Inc.
New York, New York 10036

Joseph Neubauer                   Director of Verizon Communications Inc.
Verizon Communications Inc.       Chairman and Chief Executive Officer of
1095 Avenue of the Americas       ARAMARK Corporation
New York, New York 10036

Thomas H. O'Brien                 Director of Verizon Communications Inc.
Verizon Communications Inc.       Retired Chairman and Chief Executive Officer, The PNC
1095 Avenue of the Americas       Financial Services Group, Inc.
New York, New York 10036

Russell E. Palmer                 Director of Verizon Communications Inc.
Verizon Communications Inc.       Chairman and Chief Executive Officer, The Palmer Group
1095 Avenue of the Americas
New York, New York 10036

Hugh B. Price                     Director of Verizon Communications Inc.
Verizon Communications Inc.       Retired President and Chief Executive Officer of the
1095 Avenue of the Americas       National Urban League
New York, New York 10036

-------------------                                                 ------------
CUSIP NO. 228227104                   13D                           PAGE 9 OF 18
-------------------                                                 ------------

Ivan G. Seidenberg                Director of Verizon Communications Inc.
Verizon Communications Inc.       President and Chief Executive Officer of
1095 Avenue of the Americas       Verizon Communications Inc.
New York, New York 10036

Walter V. Shipley                 Director of Verizon Communications Inc.
Verizon Communications Inc.       Retired Chairman, The Chase Manhattan Corporation
1095 Avenue of the Americas
New York, New York 10036

John R. Stafford                  Director of Verizon Communications Inc.
Verizon Communications Inc.       Retired Chairman of the Board, Wyeth
1095 Avenue of the Americas
New York, New York 10036

Robert D. Storey                  Director of Verizon Communications Inc.
Verizon Communications Inc.       Partner, law firm of Thompson Hine LLP
1095 Avenue of the Americas
New York, New York 10036

Lawrence T. Babbio, Jr.           Vice Chairman and President of Verizon Communications
Verizon Communications Inc.       Inc.
1095 Avenue of the Americas
New York, New York 10036

Mary Beth Bardin                  Executive Vice President - Public Affairs and
Verizon Communications Inc.       Communications of Verizon Communications Inc.
1095 Avenue of the Americas
New York, New York 10036

William P. Barr                   Executive Vice President and General Counsel of Verizon
Verizon Communications Inc.       Communications Inc.
1095 Avenue of the Americas
New York, New York 10036

David H. Benson                   Senior Vice President and Controller of Verizon
Verizon Communications Inc.       Communications Inc.
1095 Avenue of the Americas
New York, New York 10036

John W. Diercksen                 Senior Vice President--Strategy, Development and
Verizon Communications Inc.       Planning of Verizon Communications Inc.
1095 Avenue of the Americas
New York, New York 10036

-------------------                                                -------------
CUSIP NO. 228227104                   13D                          PAGE 10 OF 18
-------------------                                                -------------

William F. Heitmann               Senior Vice President and Treasurer of Verizon
Verizon Communications Inc.       Communications Inc.
1095 Avenue of the Americas
New York, New York 10036

Ezra D. Singer                    Executive Vice President - Human Resources of Verizon
Verizon Communications Inc.       Communications Inc.
1095 Avenue of the Americas
New York, New York 10036

Dennis F. Strigl                  Executive Vice President and President and CEO-Verizon
Verizon Communications Inc.       Wireless Joint Venture of Verizon Communications Inc.
1095 Avenue of the Americas
New York, New York 10036

Doreen A. Toben                   Executive Vice President and Chief Financial Officer of
Verizon Communications Inc.       Verizon Communications Inc.
1095 Avenue of the Americas
New York, New York 10036

* All of the above listed directors and officers are citizens of the United States.

-------------------                                                -------------
CUSIP NO. 228227104                   13D                          PAGE 11 OF 18
-------------------                                                -------------

                                                                       Exhibit 6

                          SECURITIES PURCHASE AGREEMENT

         THIS SECURITIES PURCHASE AGREEMENT (this "Agreement"), is made and entered into as of June 24, 2003, by and between Bell Atlantic Mobile, Inc., a Delaware corporation ("Seller"), and SPO Partners II, L.P., a Delaware limited partnership ("Purchaser").

         WHEREAS, Seller is the legal and beneficial owner of 15,597,783 shares of common stock, par value $0.01 per share (the "Common Stock"), of Crown Castle International Corp., a Delaware corporation (the "Company"); and

         WHEREAS, Seller desires to sell 4,900,000 shares of the Common Stock held by it (the "Purchased Shares"), and Purchaser desires to purchase the Purchased Shares for the amount set forth below;

         NOW, THEREFORE, in consideration of the mutual covenants and undertakings contained herein the parties hereto agree as follows:

1. PURCHASE AND SALE OF THE PURCHASED SHARES. Subject to the terms and conditions of this Agreement, Seller hereby agrees to sell to Purchaser and Purchaser hereby agrees to purchase the Purchased Shares, at a price equal to $7.40 per share on June 25, 2003 (the "Closing Date"). The closing shall take place at Verizon Communications Inc., 1095 Avenue of the Americas, New York, New York 10036, or at such other location as shall be mutually agreed to by the parties hereto.

2. CLOSING AND DELIVERY OF THE PURCHASED SHARES. On the Closing Date, subject to the terms and conditions of this Agreement, each of the following shall occur:

         a) Seller shall (i) cause to be delivered to Purchaser a certificate or certificates for the Purchased Shares, and shall cause to be delivered any documentation required for transfer in form acceptable to the Company and to the transfer agent for the Common Stock and (ii) assign and transfer to Purchaser all of Seller's rights related to the Purchased Shares under, and in accordance with the terms of, Exhibit 9.8 to the Formation Agreement dated December 8, 1998, relating to the formation of Crown Atlantic Company LLC, Crown Atlantic Holding Sub LLC and Crown Atlantic Holding Company LLC (the "Rights Exhibit"), as amended by the letter agreement dated May 1, 2003 among Seller, Crown Atlantic Holding Company LLC, CCA Investment Corp. and the Company (the "Letter Agreement," the Rights Exhibit, as amended by the Letter Agreement, being referred to herein as the "Rights Agreement"), in connection with the sale and transfer of the Purchased Shares (the "Registration Rights") and shall deliver to Purchaser and the Company any documentation necessary to effect such transfer. Delivery of the Purchased Shares shall be made in accordance with the instructions of Purchaser and affixed with such stock powers as Purchaser shall instruct,

-------------------                                                -------------
CUSIP NO. 228227104                   13D                          PAGE 12 OF 18
-------------------                                                -------------

              subject to customary settlement procedures. Seller further covenants that it shall at any time, and from time to time after the date hereof, execute, acknowledge and deliver all further assignments, transfers, and any other such instruments of conveyance, upon the reasonable request of Purchaser, to confirm the sale of the Purchased Shares and the assignment of the Registration Rights hereunder.

         b) Purchaser shall make payment of the aggregate purchase price for the Purchased Shares by wire transfer of immediately available funds to Seller in the amount of $36,260,000.00, pursuant to Seller's wire instructions as set forth below. Such payment shall be made against delivery of the Purchased Shares from Seller to Purchaser. All amounts shall be wired to Seller at the following account:

              Bank:                   Mellon Bank West, 3 Mellon Bank Center,
              Pittsburgh, PA          15259
              ABA Number:             043000261
              Account Name:           Verizon Global Funding Corp.
              Account Number:         199-2890
              For Further Credit to:  Bell Atlantic Mobile, Inc.

3. REPRESENTATIONS OF SELLER. Seller represents and warrants to Purchaser that:

         a) Seller is the owner of record and beneficially owns and has the unrestricted right to transfer the Purchased Shares, free and clear of all liens, claims, charges, encumbrances and restrictions on transfer (other than as such right may be restricted by laws of general application, including the Securities Act of 1933, as amended (the "Act")).

         b) Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and Seller has full right, power and authority to enter into this Agreement and to transfer the Purchased Shares and perform its obligations hereunder in accordance with the terms of this Agreement and has taken all necessary corporate action to authorize the execution, delivery and performance of this Agreement.

         c) This Agreement has been duly authorized, executed and delivered by Seller and constitutes a legal, valid and binding obligation of Seller, enforceable in accordance with its terms (subject, as to enforceability, to applicable bankruptcy, insolvency, reorganization or other similar laws and to general principles of equity).

         d) Seller's execution, delivery and performance of this Agreement do not violate or conflict with its certificate of incorporation or bylaws, any resolutions or directives of the board of directors of Seller, any law, rule or regulation applicable to Seller or its assets or properties, or any order or judgment of any

-------------------                                                -------------
CUSIP NO. 228227104                   13D                          PAGE 13 OF 18
-------------------                                                -------------

              court or other agency of government applicable to or affecting Seller or its assets or properties.

         e) All of Seller's rights related to the Purchased Shares under the Rights Agreement are assignable to Purchaser. The Purchased Shares constitute "Registrable Securities" for purposes of the Rights Agreement. On the Closing Date, Seller agrees to assign and transfer all of its rights related to the Purchased Shares under the Rights Agreement to Purchaser, which rights shall thereafter inure to the benefit of Purchaser in accordance with the provisions of paragraph 4 of the Letter Agreement.

         f) No consent, approval, authorization or order of, or filing or registration with, any court, regulatory authority or other governmental agency or body or third party is required in connection with the transactions contemplated herein.

         g) Seller has not assigned or transferred any interest in any of the Purchased Shares, or entered into any agreement with the Company the effect of which is to modify the rights of the holder of the Purchased Shares as set forth herein.

         h) Seller acknowledges and represents that it has made its own investigation into the merits and risks of entering into the transaction contemplated by this Agreement, and that it has the capacity and financial expertise to evaluate the same; and that it has adequate information concerning the business and financial condition of the Company to make an informed decision regarding the sale of the Purchased Shares and has not relied on any representations or warranties of Purchaser or its agents or affiliates (whether oral or written) other than the representations and warranties of Purchaser expressly provided herein.

         i) Seller is not an "affiliate" of the Company, as such term is defined in Rule 144(a)(l) promulgated under the Act, nor is Seller selling the Purchased Shares on behalf of the Company or any affiliate thereof.

         j) Seller is not currently acting as an agent of the Company, or as an underwriter or a dealer with respect to (or, participating in a distribution of) any securities of the Company.

         k) Seller is not prompted to sell the Purchased Shares by any material, non-public information concerning the Company.

         l) Neither Seller, nor any person acting on its behalf, has made or will make, directly or indirectly, any offers or sales with respect to any of the Purchased Shares by any form of general solicitation or general advertising (within the meaning of Regulation D under the Act).

         m) Neither Seller, nor any person acting on its behalf, has made or will make, directly or indirectly, offers or sales of any security, or has solicited or will solicit offers to buy any security, under circumstances that would require the

-------------------                                                -------------
CUSIP NO. 228227104                   13D                          PAGE 14 OF 18
-------------------                                                -------------

              registration of the sale of the Purchased Shares from Seller to Purchaser under the Act.

4.       REPRESENTATIONS OF PURCHASER. Purchaser represents and warrants to
Seller that:

         a) Purchaser is a limited partnership duly organized, validly existing and in good standing under the laws of Delaware and it has full right, power and authority to enter into this Agreement and to perform its obligations hereunder in accordance with the terms of this Agreement and has taken all necessary action to authorize the execution, delivery and performance of this Agreement.

         b) This Agreement has been duly authorized, executed and delivered by it and constitutes a legal, valid and binding obligation of it, enforceable in accordance with its terms (subject, as to enforceability, to applicable bankruptcy, insolvency, reorganization or other similar laws and to general principles of equity).

         c) Purchaser is acquiring the Purchased Shares to be acquired by it hereunder for its own account for investment purposes, and Purchaser will resell such Purchased Shares only in transactions which would be permissible under the securities laws of the United States of America or any state thereof.

         d) Purchaser is an "accredited investor" as such term is defined in Rule 501(a) promulgated under the Act.

         e) Purchaser represents that in the normal course of its business, it invests in or purchases securities similar to the Purchased Shares and that it has sufficient knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of purchasing the Purchased Shares.

         f) Purchaser is aware that it may be required to bear the economic risk of an investment in the Purchased Shares for an indefinite period of time and it is able to bear the risk for an indefinite period.

         g) Purchaser is aware that, until the Company is reasonably satisfied in accordance with industry practice that such legend is not required, a legend similar to the following may appear on the certificates representing the Purchased Shares: "These securities have not been registered under the Securities Act of 1933 and may be re-offered and sold only if so registered or if any exemption from registration is available."

         h) Purchaser acknowledges and represents that it has made its own investigation into the merits and risks of entering into the transaction contemplated by this agreement and that it has the capacity and financial experience to evaluate the same. Purchaser has not relied on any statement, document or other information provided by or on behalf of Seller regarding the business, properties, prospects and financial condition of the Company.

-------------------                                                -------------
CUSIP NO. 228227104                   13D                          PAGE 15 OF 18
-------------------                                                -------------

         i) Purchaser believes it has received all the information it considers necessary or appropriate for deciding whether to acquire the Purchased Shares and has had an opportunity to secure all such information as it deems necessary regarding the business, properties, prospects and financial condition of the Company.

         j) Purchaser understands that the offer and the sale of the Purchased Shares are not being registered under the Act.

5. REGISTRATION OF SHARES; LIMITATION ON RESALE. Seller hereby agrees to instruct the Company to include Purchaser as a selling stockholder in the Designated Registration Statement (as defined in the Rights Agreement) and to include the Purchased Shares in the Designated Registration Statement to register all such shares for sale in one or more public, private, negotiated and other transactions from time to time; provided that Purchaser hereby agrees that it shall not sell or otherwise dispose of any or all of the Purchased Shares prior to either (i) the date that Seller sells all of the shares of Common Stock owned by Seller and included for registration in the Designated Registration Statement ("Seller's Registered Shares") or (ii) December 1, 2003, whichever is earlier. Seller hereby agrees to advise Purchaser as to the date it expects to complete its sales of the Seller's Registered Shares and shall notify Purchaser that all Seller's Registrable Shares have been sold within one business day of the closing of such sale or sales.

6. LAW GOVERNING. This Agreement shall be governed by and constructed in accordance with the laws of the State of New York without reference to choice of law doctrine.

7. PARTIES IN INTEREST. All the terms and provisions of this Agreement shall be binding upon and inure to the benefit of and be enforceable by the respective heirs, representatives, successors, and assigns of the parties hereto.

8. MISCELLANEOUS. This Agreement may be executed concurrently in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Each counterpart may be delivered by facsimile transmission, which transmission shall be deemed delivery of an originally executed document. The headings of the Sections hereof are inserted for convenience only and shall not be deemed to constitute a part hereof. This Agreement constitutes the entire Agreement between the parties with respect to the subject matter hereof and supersedes all the previous agreements, promise or representations, whether written or oral, between the parties.

9. FEES AND EXPENSES. Each of the Purchaser and Seller agrees to pay its own expenses and disbursements incident to the performance of its obligations hereunder.

-------------------                                                -------------
CUSIP NO. 228227104                   13D                          PAGE 16 OF 18
-------------------                                                -------------

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

                                         SELLER:

                                         BELL ATLANTIC MOBILE, INC.

                                         By: /s/ Gary C. Ridge
                                            ---------------------------------
                                               Name: Gary C. Ridge
                                               Title: Vice President, Secretary
                                                      and Treasurer

                                         PURCHASER:

                                         SPO PARTNERS II, L.P.

                                         By: SPO Advisory Partners, L.P., its
                                         general partner

                                         By: SPO Advisory Corp., its general
                                         partner

                                         By: /s/ William E. Oberndorf
                                             --------------------------------
                                               Name: William E. Oberndorf
                                               Title: Vice - President

-------------------                                                -------------
CUSIP NO. 228227104                   13D                          PAGE 17 OF 18
-------------------                                                -------------

                                                                       Exhibit 7

                                                              June 24, 2003

Crown Castle International Corp.
510 Bering Drive, Suite 500
Houston, Texas 77057

Ladies and Gentlemen:

                  Reference is hereby made to the Securities Purchase Agreement, dated as of the date hereof (the "Purchase Agreement"), by and between Bell Atlantic Mobile, Inc., a Delaware corporation ("Seller"), and SPO Partners II, L.P., a Delaware limited partnership ("Purchaser"). Pursuant to, and in accordance with the terms of, the Purchase Agreement, Purchase has sold to Purchaser, and Purchaser has purchased from Seller, 4,900,000 shares of common stock, par value $0.01 per share, of Crown Castle International Corp. (the "Purchased Shares"). In connection with the sale and purchase of the Purchased Shares, Seller has assigned and transferred to Purchaser, all of Seller's rights related to the Purchased Shares under Exhibit 9.8 to the Formation Agreement dated December 8, 1998, relating to the formation of Crown Atlantic Company LLC, Crown Atlantic Holding Sub LLC and Crown Atlantic Holding Company LLC (the "Rights Exhibit"), as amended by the letter agreement dated May 1, 2003 among Seller, Crown Atlantic Holding Company LLC, CCA Investment Corp. and the Company (the "Letter Agreement") (the Rights Exhibit, as amended by the Letter Agreement, being referred to herein as the "Rights Agreement").

                  By execution of the acknowledgment below, the Company acknowledges and agrees that the Purchased Shares are "Registrable Shares" for purposes of the Rights Agreement and, as a result of the sale and purchase of the Purchased Shares, the rights of Seller under the Rights Agreement shall inure to the benefit of Purchaser in accordance with the provisions of paragraph 4 of the Letter Agreement. In addition, the Company acknowledges that the sales limitations applicable to Seller under paragraph 10 of the Letter Agreement shall not apply to sales by Purchaser and that the Company will use its best efforts to cause the Designated Registration Statement (as defined in the Letter Agreement) to become and remain effective until all Registrable Shares included in such registration statement have been sold or until such Registrable Shares are eligible for disposition pursuant to Rule 144 of the Securities Act, as amended (so long as all of the Registrable Shares held by each holder included in such registration statement may be sold during one calendar quarter pursuant to such Rule 144).

            [The remainder of this page is intentionally left blank]

-------------------                                                -------------
CUSIP NO. 228227104                      13D                       PAGE 18 OF 18
-------------------                                                -------------

                                         Yours truly,
                                         BELL ATLANTIC MOBILE, INC.

                                         By: /s/ GARY C. Ridge
                                             -----------------------------------
                                         Name:  Gary C. Ridge
                                         Title: Vice President, Secretary
                                                and Treasurer

                                         SPO PARTNERS II, L.P.

                                         By: SPO Advisory Partners, L.P., its
                                         general partner

                                         By: SPO Advisory Corp., its general
                                         partner

                                         By: /s/ William E. Oberndorf
                                             -----------------------------------
                                         Name:   William E. Oberndorf
                                         Title:  Vice - President

Agreed and Accepted by:

CROWN CASTLE INTERNATIONAL CORP.

By: /s/ W. Benjamin Moreland
   -----------------------------------
Name:   W. Benjamin Moreland
Title:  Senior Vice President,
        Chief Financial Officer
        and Treasurer